This offering is not live or open to the public at this moment.


PLAY VIDEO
0
Investors
$0.00
Raised of $10K - $100K goal
Mi Ola

MI OLA

Chic, sexy performance swimwear

Small OPO Breezy Point, NY Fashion & Apparel
Accepting International Investment





Making Life at the Beach Better for Every Woman

Invest in MI OLA

"It's safe to say that with summer on the horizon, women are beginning to think about upgrading their swimwear. Whether the goal is to jump into a swimming pool with friends, ride waves at the beach, or even just enjoy a day of sunbathing, the goal is to flaunt an attention grabbing, comfortable, and sexy swimsuit.

Are most swimsuits truly comfortable, though? **Unfortunately most swimwear lines don't take into account the necessity of well-fitting, functional bikinis and one pieces.** And they rarely think about women's desires to do more than just lay back and look good in their swimwear! For women who lead active lifestyles, finding bathing suits that are both fashionable AND functional is nearly impossible. At least that was the case before MI OLA.

MI OLA is the first swimwear line that proves high fashion and high function are not mutually exclusive.





Armed with both an MBA and a surfboard, I created MI OLA after moving to Costa Rica to ride ocean waves. I had been living in New York City, working in high fashion, and was completely obsessed with the idea of having sand under my feet. I needed well-made, chic, sexy surf bikinis that stayed on and I couldn't find any. **To solve this dilemma I created MI OLA: Sexy Bikinis that stay on.**

What you'll find with MI OLA is every seam, stitch, elastic and fabric has been tried, tested and approved. We want to make the best bikinis out there, and make you look really good.

Since MI OLA's launch in 2013, we've been featured in *Sports Illustrated, Shape Magazine, Elle, Seventeen, Cosmopolitan,* and have graced the runways of L.A. Fashion Week.

MI OLA is more than a swimwear line: it's a movement to empower women to live without compromise.

Chat

MI OLA is changing the direction of swimwear, and we want you to join us in our mission for living life to the fullest (and looking fabulous while doing it). Join us, and have a stake in the evolution of swimwear."

Besos!

Helena Fogarty
CEO & Founder

INVESTMENT

SAFE (Simple Agreement for Future Equity)

No valuation cap| 20% Discount

Minimum $200 Investment

Chat

What is a SAFE?

A **SAFE** is an acronym that stands for "**Simple Agreement for Future Equity**" and offers you the right to future shares in MI OLA. The number of shares you will receive in the future will be determined at the next qualified equity financing, in which MI OLA issues stock to investors in the minimum aggregate amount of $400,000. The conversion price per share is set based on the price per share in that qualified equity financing. We have modified the standard Y Combinator **SAFE** to comport with Regulation Crowdfunding.

If you invest $500 or more, you will receive an invitation to the New York annual owners fashion show to preview our exciting new design.*

If you invest $1,000 or more, you will receive an originally signed design sketch used by our factories to print new patterns. Plus everything from above.

If you invest $5,000 or more, you will receive a unique personalized designed bathing suit of your choice, signed and never produced for anyone else thereafter (other than other investors of $5,000 or more). Plus everything from above.

Sexy Swimwear Engineered to Stay Put and Designed to Make You Feel Smoking Hot


Chat

What We've Accomplished So Far

Chat

MI OLA is a premium line of sexy, chic performance swimwear that allows active women to do more of what they love, and look amazing doing so. We only make swimwear that we believe looks great, feels great, fits better than any suits out there, stays on, and is durable. Our suits are made of Xtra life, chlorine resistant Lycra with sun protection, making them great for the beach, surf, and SUP.

MI OLA bikinis are frequently honored as being the best for women who rip.

Global Customer Base

We have customers in **32 countries** raving about our extraordinary fit, function, style and customer service.

Awards

Grindtv.com
"2014 Bikinis that Are Stylish and Stay Put"
ESPNw.com
"2013 Best Bikinis for Surfing"
Outside Magazine
"Women's SUP Essentials 2016"
"Best Women's Swimsuits 2016"

Press

MI OLA has also been featured in the *Sports Illustrated Swimsuit Edition* (2015 and 2016), *Outside Magazine's Summer Gear Guide*, *Cosmo*, *Elle*, *NYTimes*, *NY Post* and others.


Sports Illustrated





Chat

Chat



Chat

"What we do with MI OLA is create swimwear that works. It looks great and it feels great. We think about everything and we want to make bikinis that are a force of good, not evil. We test every suit in the waves - in action - to make sure we stay covered without needing to adjust."

-Helena Fogarty, Founder & CEO, MI OLA

Our mission is to help active women feel confident and sexy with the athletic clothes they wear.

Fashionable, Fun, Functional



Innovative Swimwear for the Active Woman


THE PRODUCTS: INDUSTRY-LEADING INNOVATION
Rashguards, One-Pieces, Tops + Bottoms
Iconic Cuts, Custom Prints
Top quality Xtra Life Lycra, UPF 50+


WHY IS MI OLA BETTER? ANATOMY OF THE PERFECT SUIT
TOPS
Padding gets in the way. Instead, tops are lined with same high quality Lycra as on outside
BOTTOMS
All have either functional drawstrings or a silicon grip elastic to stay put
FABRIC
Chlorine Resistant, Xtra Life Lycra, UPF 50+, fade-resistant, won't stretch out
LABELS
Labels can irritate skin, so all Mi Ola suits have easy-to-remove labels without damaging suit
SEAMS
Constructed to withstand wear, prevent chafing or discomfort
EMBELLISHMENTS
Only use hardware if it doesn't get in the way. Any metal rings made of no-chip brass, molded to fit curves for comfort

The MI OLA Difference


Looks + feels great
Perfect fit
Stays put in tough conditions
Durable + long-lasting
Value for money
Exceptional customer service
Delights the customer upon every wear

Mi Ola

When women try on any MI OLA style, they'll immediately notice the difference. The fit is impeccable and **the suit grips curves**. Every style has slight modifications from a "normal" bikini, which will keep it on your body, while making you look smoking hot. Every component has been engineered to enhance, last and keep women covered.

Our fabric is UPF 50+ to protect surfers and beach goers from the sun. And it doesn't fade or stretch out after hard use.

Our metal rings are molded out of brass. They have no coating or paint that might chip off after being worn a few times. If anything, they get even better looking with time. We only use hardware and embellishment in ways that it won't hurt you or get in your way. When we put rings on some bottoms, we place it on the side, so it doesn't bruise hip bones while you're surfing. The rings are molded to fit curves, which is comfier and looks better.

Every seam has been constructed to prevent chafing or discomfort.
We want women to remove our labels. Labels can irritate sensitive skin, so you can easily remove our labels without damaging your suit.




The Problem: Women Have a Hard Time Finding the Right Swimsuit
1. Low Style
2. Poor Fit
3. Poor Quality
4. Poor Shopping Experience
5. Wardrobe Malfunctions
80%
are concerned about their image when buying a swimsuit
67%
dislike the in-store swimsuit shopping/fitting experience
60%
have had their swimsuit fall off when jumping into the water
Source: Independent market survey of women swimsuit shoppers
4

The Swell is Building

In addition to offering a premium design and optimum functionality, MI OLA is on the cutting edge of fashion with a winning growth strategy and team.

Superior Product

- Fixes a universal issue with women's swimwear
- Premium material + construction
- Exclusive design + prints
- Made in USA
- Headquartered in New York

Strong Industry Dynamics

- $20 billion global swimwear market by 2020
- Solid M&A + investment activity
- Attractive growth in luxury market

Excellent Management

- Founder possessing MBA and "Surfer Cred"
- CEO with 20+ years as fashion exec
- World-class advisory team with depth + breadth of diverse industry + investment expertise

Solid Growth Strategy

- Focus on customer acquisition
- Greater market penetration
- Geographical expansion


Surfing Past the Competition
High Fashion
Low Fashion
Low Function
High Function
Mara Hoffman
MIKOH
L*SPACE
VITAMIN A
TRIANGL
SOLID & STRIPED
Mi Ola
lululemon athletica
Sweaty Betty
ATHLETA
patagonia
TYR
Generic


The Addressable Luxury Swimwear Market
14m women
Earn $60k or more in the US
30%
Buy swimsuits regularly
3
Average number of new swimsuits a woman owns
$250
Average price that a woman pays for a luxury swimsuit
$3B
Addressable Women's Luxury Swimwear Market in the US alone
How big is this?
Source:
US Census, Consumer Reports, USA Today


Chat
Chat

Chat

2010



Idea Of MI OLA Is Born!

After thousands of wipeouts on the beaches of Costa Rica, our founder Helena Fogarty develops the MI OLA concept.

2012

Successful Kickstarter Raise

With $15K raised, we made our first samples and shipped our first suits.

2012



Mi Ola Incorporates

The journey begins!

2013



Mi-ola.com Launches!

Tops, bottoms, one-pieces, and rashguards in an array of colors and prints.

2015



First Appearance in Sports Illustrated

Featured in a colonial-inspired inside cover.

2016



S.I. Swimsuit Editorial Feature

Featuring Kate Bock in MI OLA Striped Boyshorts.

2016



Yearly Sales Peak

MI OLA reaches over $100K in sales, shipping bikinis to over 35 countries all over the world.

2017



95% Growth in Q1

Compared to Q1 in 2016, MI OLA receives 95% more in revenue.

2017

start engine

Equity Crowdfunding Launch

Be a part of MI OLA's next stage!

2018



Push for Staffin Growt

Chat

Amongst many roles, we intend to hire an Ecommerce Merchandise Strategist to sustain our rapid growth.

In the Press

Sports Illustrated | COSMOPOLITAN | allure | Outside | People en Español | NEW YORK POST

Chat

TFW Toronto Fashion Week | SHAPE | SPIRIT FLESH | ELLE | seventeen | MUJER

BAZAAR | SELF | HAMPTONS | SUP The Mag


wssm
womens surf style magazine
EL SALVADOR


METRO
Glamp Pack

SHOW MORE

Meet the Founder



Helena Fogarty

CEO & Founder

CEO, since 2010, of Mi Ola, sexy bikinis that stay on. We are revolutionizing swimwear and taking over the beaches everywhere. 15 years experience in Fashion, Luxury Goods and Beauty, including stints at Chanel, Ferragamo, Zac Posen, Harper's Bazaar and Avon. Stern MBA. Concentrated in Finance, Entrepreneurship and Accounting at Stern. Specialties: Corporate finance and accounting for luxury brands, branding and identity, marketing to the affluent consumer, direct marketing, and editing.

And the Rest of the Team



Sambuddha Saha
Brand and UX
Creative Director & Entrepreneur with a 20-year track record of delivering innovative solutions that make a difference. OpenTable Restaurant Solutions, Coca-Cola Freestyle dispenser, Scout by Telenav, Mi Ola Surf, Home Depot First Phone, Target.com, Prada Epicenter retail experience are some of the initiatives I have led and/or contributed to.



Myra Gonzalez
Business Development
20 years in model industry Fashion producer Brand & marketing consultant



Susan Posen
Advisor
20 years in model industry Fashion producer Brand & marketing consultant



Scott Morrison
Advisor
Former CMO of Diesel Award winning branding expert Three times recognized as one of 100 most influential Black People in the UK



Sunny Stafford
Advisor
Executive Creative Director, Digital, Victoria's Secret Holistic strategist for digital campaigns Elevated digital marketing & storytelling Editorial background, 15 years industry experience

Offering Summary

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow MI OLA to get notified of future updates!

Comments (0 total)

Add a public comment...

Post

©2017 All Rights Reserved

IMPORTANT MESSAGE: www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of two types:

Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings.
Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC.
Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors: Investment opportunities posted and accessible through the site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the “Accredited Investor” and “Offering Memorandum” exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

Copyright © 2016 StartEngine, LLC. All Rights Reserved.

Chat